SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of October, 2004
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC 3RD QUARTER RESULTS
                                --------------------------------

AMVESCAP PLC
EMBARGOED UNTIL: 12:00 NOON 28 OCTOBER 2004
CONTACT:    MICHAEL PERMAN  TEL: 020 7065 3942

Contact:        James Robertson
Phone:          404-724-4246
Contact:        Angus Maitland
Phone:          (44) 0207-379-5151



                          AMVESCAP PLC REPORTS RESULTS
                    FOR NINE MONTHS ENDED SEPTEMBER 30, 2004

London, October 28, 2004 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items for the nine months ended September 30, 2004 increased 8.8% to (pound)204.7 million ($370.5 million) compared with (pound)188.1 million ($312.2 million) in 2003. Diluted earnings per share before goodwill amortization and exceptional items amounted to 16.4p for the 2004 period, an increase of 1.2% from last year's 16.2p per share. Revenues for the nine-month period amounted to (pound)858.0 million ($1,553.0 million) compared with (pound)856.9 million ($1,422.5 million) for the same period of 2003.


                                                                      Results for Nine Months Ended
                                                       Sept 30,            Sept 30,           Sept 30,          Sept 30,
                                                           2004                2003              2004++             2003++
                                                  --------------     ---------------    --------------     ---------------
Revenues                                            (pound)858.0        (pound)856.9          $1,553.0            $1,422.5
Profit before tax, goodwill amortization
   and exceptional items                            (pound)204.7        (pound)188.1            $370.5              $312.2
Earnings per share before goodwill
   amortization and exceptional
   items:
   --basic                                                 16.6p               16.3p              $.60+              $.54+
   --diluted                                               16.4p               16.2p              $.59+              $.54+


+ Per American Depositary Share equivalent to two ordinary shares.
++ For the convenience of the reader, pounds sterling for the period ended
   September 30, 2004 have been translated to U.S. dollars using $1.81 per (pound)1.00 (2003: $1.66 per (pound)1.00).

"With the resolution of regulatory issues relating to market timing with the S.E.C. and the attorneys general of New York and Colorado, AMVESCAP is working to regain our business momentum by delivering strong investment performance and excellent service to our clients around the world," said Mr. Charles W. Brady, Executive Chairman. "We have taken strong measures to increase our risk management and compliance capabilities in order to ensure that we will always uphold our clients' trust by putting their interests first."

Profit before tax, goodwill amortization and exceptional items amounted to (pound)65.2 million ($118.0 million) for the three months ended September 30, 2004 compared with (pound)77.2 million ($128.2 million) in the third quarter 2003. Diluted earnings per share before goodwill amortization and exceptional items amounted to 5.2p (2003: 6.6p) for the three months ended September 30, 2004, a decrease of 21.2% from the same period in 2003. Revenues for the three months ended September 30, 2004 amounted to (pound)280.9 million ($508.4 million) compared with (pound)304.3 million ($505.1 million) for the corresponding period of 2003.

Earnings before interest, taxes, depreciation, amortization and exceptional items reached (pound)86.0 million ($155.7 million) and (pound)276.1 million ($499.7 million) for the third quarter and nine months ended September 30, 2004, respectively.

Exceptional items for the nine months ended September 30, 2004 were (pound)249.7 million ((pound)190.6 million, net of tax). The charge represents the settlement costs of U.S. market timing regulatory investigations and costs associated with excess office space and reorganizations. (Further details are given in Note 3.)

Funds under management totaled $362.7 billion ((pound)200.4 billion) at September 30, 2004, a decrease of $7.9 billion from December 31, 2003. Institutional money market funds, included above, amounted to $41.7 billion at September 30, 2004 compared with $50.9 billion at December 31, 2003. Approximately 54% of the total funds under management were invested in equity securities with the remaining 46% invested in fixed income and other securities at September 30, 2004. Equity securities were invested in the following disciplines at September 30, 2004: 31% in growth, 41% in core and 28% in value styles.

Average funds under management for the nine months ended September 30, 2004 were $371.0 billion, an increase of $35.4 billion over the same period of 2003. Average funds under management during the third quarter were $364.0 billion compared with $372.6 billion for the preceding quarter, a decrease of $8.6 billion. Average institutional money market fund levels for the nine months ended September 30, 2004 were $45.7 billion compared with $52.5 billion for the nine months of 2003. Average institutional money market fund levels for the third quarter were $43.3 billion compared with $53.4 billion for the same period of 2003.

Net debt at September 30, 2004 amounted to (pound)471.8 million (excluding client cash) compared with (pound)524.3 million at June 30, 2004 and (pound)576.6 million at December 31, 2003.

AMVESCAP is a leading independent global investment manager dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Thursday, October 28, 2004, at 2:30 p.m. BST (9:30 a.m. EDT), by dialing one of the following numbers: 610-769-9391 or 1-888-201-4990 for U.S. callers. An audio replay of the conference call will be available until Thursday, November 4, 2004, at 10:00 p.m. BST by calling 203-369-1688 or 1-866-490-1802 for U.S. callers. The presentation slides that will be reviewed during the conference call are expected to be available on the morning of October 28, 2004, on AMVESCAP's Web site at www.amvescap.com.

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                                Nine Months Ended Sept 30,
                                             ----------------------------------
                                                   2004              2003
                                             -----------------   --------------
Revenues                                       (pound)857,994    (pound)856,851
Expenses:
     Operating                                       (634,286)        (635,571)
     Exceptional                                     (249,710)         (62,094)
     Goodwill amortization                           (114,309)        (111,933)
                                             -----------------   --------------
Operating profit (loss)                              (140,311)           47,253
Investment income                                       10,883            4,702
Interest expense                                      (29,898)         (37,853)
                                             -----------------   --------------
Profit (loss) before taxation                        (159,326)           14,102
Taxation                                              (12,529)         (35,141)
                                             -----------------   --------------
Loss after taxation                                  (171,855)         (21,039)
Dividends                                             (20,907)         (40,835)
                                             -----------------   --------------
Retained loss                                 (pound)(192,762)  (pound)(61,874)
                                             =================   ==============

Earnings per share before
  goodwill amortization and
   exceptional items:
   ---basic                                              16.6p            16.3p
   ---diluted                                            16.4p            16.2p
                                             -----------------   --------------
Earnings per share:
   ---basic and diluted                                (21.4)p           (2.6)p
                                             -----------------   --------------
Average shares outstanding:
   ---basic                                           803,678          803,541
   ---diluted                                         810,409          806,528
                                             -----------------   --------------

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                                  Three Months Ended Sept 30,
                                           -------------------------------------
                                                  2004                 2003
                                           ------------------    ---------------
Revenues                                       (pound)280,906     (pound)304,257
Expenses:
     Operating                                      (209,127)          (216,848)
     Exceptional                                    (249,710)                 --
     Goodwill amortization                           (38,284)           (37,095)
                                           ------------------    ---------------
Operating profit (loss)                             (216,215)             50,314
Investment income                                       3,325              1,203
Interest expense                                      (9,882)           (11,418)
                                           ------------------    ---------------
Profit (loss) before taxation                       (222,772)             40,099
Taxation                                               36,329           (23,549)
                                           ------------------    ---------------
Profit (loss) after taxation                        (186,443)             16,550
Dividends                                            (20,907)                 --
                                           ------------------    ---------------
Retained profit (loss) for the period        (pound)(207,350)      (pound)16,550
                                           ==================    ===============

Earnings per share before
  goodwill amortization and
   exceptional items:
   ---basic                                              5.3p               6.7p
   ---diluted                                            5.2p               6.6p
                                           ------------------    ---------------
Earnings per share:
   ---basic                                           (23.2)p               2.1p
   ---diluted                                         (23.2)p               2.0p
                                           ------------------    ---------------
Average shares outstanding:
   ---basic                                          804,260            802,943
   ---diluted                                        809,041            813,128
                                           ------------------    ---------------

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                       Sept 30, 2004            Dec 31, 2003
                                 ------------------------  ---------------------
Fixed assets
  Goodwill                            (pound)2,346,987          (pound)2,411,803
  Investments                                   88,574                    89,639
  Tangible assets                              154,913                   170,598
                                 ------------------------  ---------------------
                                             2,590,474                 2,672,040
Current assets
  Debtors                                      943,469                   880,467
  Investments                                   82,001                    74,652
  Cash                                         315,473                   318,713
                                 ------------------------  ---------------------
                                             1,340,943                 1,273,832

Current liabilities
  Current maturities of long-term debt       (221,840)                        --
  Creditors                                (1,336,172)               (1,089,759)
                                 ------------------------  ---------------------
                                           (1,558,012)               (1,089,759)

Net current assets                           (217,069)                   184,073
                                 ------------------------  ---------------------


Total assets less current liabilities        2,373,405                 2,856,113

Long-term debt                               (450,478)                 (730,041)
Provisions for liabilities and charges        (66,157)                  (77,601)
                                 ------------------------  ---------------------
Net assets                            (pound)1,856,770          (pound)2,048,471
                                 ========================  =====================

Capital and reserves
  Called up share capital               (pound)202,624            (pound)200,264
  Share premium account                        700,447                   675,755
  Shares held by employee trusts             (215,441)                 (185,809)
  Exchangeable shares                          309,106                   330,629
  Profit and loss account                      307,655                   500,417
  Other reserves                               552,379                   527,215
                                 ------------------------  ---------------------
Shareholders' funds, equity interests (pound)1,856,770          (pound)2,048,471
                                 ========================  =====================

                                  AMVESCAP PLC
                            Group Cash Flow Statement
                                 (in thousands)

                                                    Nine Months Ended
                                         ---------------------------------------
                                             Sept 30,               Sept 30,
                                               2004                   2003
                                         -----------------       ---------------
Operating profit (loss)                   (pound)(140,311)         (pound)47,253
Goodwill amortization and depreciation             147,865               150,457
Change in debtors, creditors and other             229,228                59,060
                                         -----------------       ---------------
Net cash inflow from operating activities          236,782               256,770
                                         -----------------       ---------------
Interest paid, net of investment income           (25,660)              (35,301)
Taxation                                          (43,428)              (94,480)
Capital expenditures, net of sales                (19,258)              (21,886)
Net disposal of fixed asset investments                611                 1,521
Acquisitions and disposals                        (28,195)              (10,635)
Dividends paid                                    (53,312)              (52,978)
Purchase of shares, net                           (25,077)              (17,273)
Change in bank overdraft                             (224)               (5,177)
Foreign exchange on cash at bank and in hand       (3,422)                 2,066
Net repayment of debt                             (42,057)              (87,853)
                                         -----------------       ---------------
Decrease in cash at bank and in hand        (pound)(3,240)       (pound)(65,226)
                                         =================       ===============

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)

                      Nine Months Ended September 30, 2004
                                                                       Oper.
                   Revenues                Expenses                   Profit*
             ----------------       --------------------          --------------
 AIM
   U.S.        (pound)334,602           (pound)(207,865)          (pound)126,737
   Canada             127,077                   (56,945)                  70,132
             ----------------       --------------------          --------------
                      461,679                  (264,810)                 196,869
             ----------------       --------------------          --------------
 INVESCO
   U.S.               134,388                  (101,100)                  33,288
   U.K.               137,936                  (121,035)                  16,901
   Europe/Asia         57,426                   (55,861)                   1,565
             ----------------       --------------------          --------------
                      329,750                  (277,996)                  51,754
             ----------------       --------------------          --------------

Private Wealth/
  Retirement           66,565                   (63,637)                   2,928
Corporate                  --                   (27,843)                (27,843)
             ----------------       --------------------          --------------
               (pound)857,994           (pound)(634,286)          (pound)223,708
             ================       ====================          ==============


                      Nine Months Ended September 30, 2003
                                                                       Oper.
                   Revenues                Expenses                   Profit*
             ----------------       --------------------          --------------
 AIM
   U.S.        (pound)369,846           (pound)(227,486)          (pound)142,360
   Canada             111,780                   (56,085)                  55,695
             ----------------       --------------------          --------------
                      481,626                  (283,571)                 198,055
             ----------------       --------------------          --------------
 INVESCO
   U.S.               129,250                  (101,330)                  27,920
   U.K.               127,656                  (108,883)                  18,773
   Europe/Asia         55,827                   (56,150)                   (323)
             ----------------       --------------------          --------------
                      312,733                  (266,363)                  46,370
             ----------------       --------------------          --------------

Private Wealth/
  Retirement           62,492                   (65,349)                 (2,857)
Corporate                  --                   (20,288)                (20,288)
             ----------------       --------------------          --------------
               (pound)856,851           (pound)(635,571)          (pound)221,280
             ================       ====================          ==============

*before goodwill amortization and exceptional items

Note: The Denver based investment management team is reflected with AIM U.S. in this analysis. Previous presentations included these amounts with the INVESCO U.S. business.

                                      Notes

1. The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from U.S. operations.

2. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the nine month period.


                                                        2004
                                                        ----
                                       Loss after      Number of
                                        taxation        shares         Per share
                                      (pound)'000       '000            amount
                                  -----------------  --------------  -----------
Basic and diluted earnings per share      (171,855)         803,678      (21.4)p
                                  =================  ==============  ===========

                                                        2003
                                                        ----
                                       Loss after      Number of
                                        taxation        shares         Per share
                                      (pound)'000       '000            amount
                                  -----------------  --------------  -----------
Basic and diluted earnings per share       (21,039)         803,541       (2.6)p
                                  =================  ==============  ===========

     Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

                                                        2004
                                                        ----
                                    Profit before
                                       goodwill
                                   amortization and     Number of
                                  exceptional items       shares       Per share
                                     (pound)'000          '000          Amount
                                  -----------------  --------------  -----------
Basic earnings per share                    133,033         803,678        16.6p
                                                                     ===========
Dilutive effect of options                                    6,731
                                  -----------------  --------------  -----------
Diluted earnings per share                  133,033         810,409        16.4p
                                  =================  ==============  ===========

                                                        2003
                                                        ----
                                    Profit before
                                       goodwill
                                   amortization and     Number of
                                  exceptional items       shares       Per share
                                     (pound)'000          '000          Amount
                                  -----------------  --------------  -----------
Basic earnings per share                    130,634         803,541        16.3p
                                                                     ===========
Dilutive effect of options                                    2,987
                                  -----------------  --------------  -----------
Diluted earnings per share                  130,634         806,528        16.2p
                                  =================  ==============  ===========

3. The 2004 consolidated profit and loss includes exceptional charges as follows:

         (pound)'000
         U.S. regulatory investigation:
              Settlement costs                                208,918
              Other related costs                              20,249
         Lease costs                                           20,224
         Redundancy & reorganization                            5,545
         Other                                                 (5,226)
                                                          --------------
         Total exceptional items                              249,710
                                                          --------------
         Total exceptional items net of tax                   190,579
                                                          ==============
         Diluted per share impact                                  23.5p

     The U.S. regulatory investigation settlement costs comprise $376.7 million in penalties and restitution costs. The related costs are primarily additional legal costs associated with the investigation.

     Lease costs arise as a result of excess office space in the U.K. and U.S. The provision reflects an estimate of the lease payments in excess of the expected sublease proceeds over the remaining life of the lease. Redundancy and reorganization costs primarily represent the costs of completing the integration of the U.S. mutual fund businesses. Other represents the release of previously estimated provisions to reflect actual costs incurred.

4. On March 1, 2004 we completed the acquisition of Stein Roe Investment Counsel LLC for consideration totaling (pound)87.3 million which includes earn-out provisions of (pound)23.0 million. Goodwill and management contract intangible assets of (pound)84.3 million have been recorded on this acquisition, net cash paid was (pound)36.2 million and shares were issued to the value of (pound)25.3 million.

     On March 31, 2004 we completed the disposal of the U.K. and Jersey businesses of Atlantic Wealth Management. A gain of (pound)4.7 million has been recorded within investment income.

5. The Company adopted Urgent Issues Task Force Abstract 38, "Accounting for ESOP trusts" as of June 30, 2004, which requires that the Company's shares owned by employee share ownership trusts be recorded as deductions from equity rather than assets on the balance sheet. Certain prior year amounts have been reclassified to conform to current year presentation.

                                  AMVESCAP PLC
                             Funds Under Management
                                  (in billions)

                         Nine Months Ended Sept 30, 2004

                                                 AIM                           INVESCO
                                          --------------------  ---------------------------------------
                               Total         U.S.     Canada        U.S.        U.K.      Europe/Asia        PWM
                             ------------ ---------- ---------  ------------ ----------- -------------- --------------
Dec 31, 2003                      $370.6     $151.1      $28.7     $118.5       $39.0         $23.8            $9.5
Market gains                         5.2      (0.7)        0.7        2.7         1.8           1.0           (0.3)
Net new /(lost) business          (11.9)      (9.4)        0.7      (3.2)         1.4         (0.9)           (0.5)
Change in money
   market funds                    (9.1)      (8.9)         --         --          --         (0.2)              --
Acquisitions/(disposals)             6.1         --         --         --          --            --             6.1
Transfers                             --         --         --         --         0.5            --           (0.5)
Foreign currency                     1.8         --        1.5         --         0.6         (0.4)             0.1
                             ------------ ---------- ---------  ------------ ----------- -------------- --------------
September 30, 2004                $362.7     $132.1      $31.6     $118.0       $43.3         $23.3           $14.4
                             ============ ========== =========  ============ =========== ============== ==============
September 30, 2004 +        (pound)200.4(pound)73.0(pound)17.5(pound)65.2 (pound)23.9   (pound)12.9      (pound)7.9
                             ============ ========== =========  ============ =========== ============== ==============

+ Translated at $1.81 per (pound)1.00.
Note: AMVESCAP Retirement has $28.0 billion in assets under administration as of September 30, 2004 compared with $27.7 billion as of December 31, 2003.


                        Three Months Ended Sept 30, 2004

                                                 AIM                           INVESCO
                                          --------------------  ---------------------------------------
                               Total         U.S.     Canada        U.S.        U.K.      Europe/Asia        PWM
                             ------------ ---------- ---------  ------------ ----------- -------------- --------------
June 30, 2004                     $371.8     $139.5      $30.8     $119.2       $43.1         $24.5           $14.7
Market gains                       (4.1)      (2.9)      (0.9)        0.1       (0.3)           0.2           (0.3)
Net new /(lost) business           (5.0)      (3.4)        0.1      (1.3)         0.9         (1.2)           (0.1)
Change in money
   market funds                    (1.3)      (1.1)         --         --          --         (0.2)              --
Foreign currency                     1.3         --        1.6         --       (0.4)            --             0.1
                             ------------ ---------- ---------  ------------ ----------- -------------- --------------
September 30, 2004                $362.7     $132.1      $31.6     $118.0       $43.3         $23.3           $14.4
                             ============ ========== =========  ============ =========== ============== ==============
September 30, 2004 +        (pound)200.4(pound)73.0(pound)17.5(pound)65.2 (pound)23.9   (pound)12.9      (pound)7.9
                             ============ ========== =========  ============ =========== ============== ==============

+ Translated at $1.81 per (pound)1.00.
Note: AMVESCAP Retirement has $28.0 billion in assets under administration as of September 30, 2004, compared with $27.7 billion as of June 30, 2004.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date   28 October, 2004                   By   /s/  MICHAEL S. PERMAN
      ------------------                     --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary